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                                                                                            [LOGO] CELANESE

          SHAREHOLDER LETTER
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          SECOND QUARTER 2002                                       -------------------------------------------------------------

                                                                    >  Business improved in most segments versus first quarter

                                                                    >  Net sales in the second quarter increased 2% versus
                                                                       first quarter; declined 14% year on year to (euro) 1.2
                                                                       billion
------------
                                                                    >  Weak performance in Chemical Intermediates and plant
                                                                       turnaround expenses contributed to a 23% decline in
Photo                                                                  EBITDA excluding special charges versus a year earlier
 Omitted
                                                                    >  Net financial debt decreased 17% during the first half

                                                                    >  Comparable EPS fell to (euro) 0.48 from (euro) 0.63 in
                                                                       second quarter 2001

------------  DEAR SHAREHOLDER,                                     -------------------------------------------------------------

   In the second quarter of 2002,     of the same quarter last year. The       FINANCIAL HIGHLIGHTS
some of our markets improved          decline primarily reflected the weak                                            Q2     Q2
compared to the first quarter of      business performance in Chemical         IN (euro) MILLIONS                    2002   2001
this year and we achieved cost        Intermediates, partially offset by       ==================================================
savings from our productivity         improvements in Ticona due to lower      Net sales                            1,205  1,396
initiatives. The Acetyl Products,     raw material and energy costs as         EBITDA excluding special
Acetate Products, Technical Products  well as higher volumes. Cost savings      charges (1)                           102    132
Ticona and Performance Products       from restructuring and productivity      EBITDA MARGIN (2)                      8.5%   9.5%
segments reported higher volumes,     initiatives continued to contribute      Special charges, net                    (3)     1
and price increases were              to EBITDA excluding special charges.     Depreciation & amortization
successfully implemented in most of                                             expense (3)                            80    107
our chemical products. Sales rose 2%     Net financial debt decreased to       Operating profit                        19     26
from the first quarter.               (euro) 691 million mainly due to         Earnings before taxes                   32     13
                                      foreign currency exchange                Earnings from continuing
   As expected, our second quarter    translation as the U.S. dollar            operations                             22     10
EBITDA excluding special charges was  weakened versus the euro by 13% in       Net earnings adjusted for
not as strong as in the first         the first six months of the year. In      intangible amortization                22     34
quarter as business in Chemical       addition, higher dividends and           Capital expenditures                    63     51
Intermediates returned to low         return of capital from our               --------------------------------------------------
levels. Plant maintenance             investments were used to repay debt.     EARNINGS PER SHARE (EPS IN (euro))(4):
turnarounds at Chemical                                                         EPS from continuing operations       0.44   0.20
Intermediates and Ticona, as well as     In the second quarter, we              ADJUSTMENTS TO EPS:
reduced restocking by customers also  continued implementation of our             SPECIAL CHARGES, NET OF TAX (5)    0.04  (0.01)
influenced results.                   restructuring initiative Forward and        INTANGIBLE AMORTIZATION                   0.44
                                      have closed all but one of the           --------------------------------------------------
   Net sales in the quarter declined  designated sites. In addition, the        EPS FROM CONTINUING OPERATIONS EX-
by 14% to (euro) 1.2 billion versus   number of projects based on Six             CLUDING SPECIAL CHARGES AND
the comparable quarter of last year,  Sigma, a powerful business                  ADJUSTED FOR INTANGIBLE
mainly reflecting lower pricing for   improvement tool, continued to              AMORTIZATION                       0.48   0.63
products within the Acetyl Products   increase.                                Average shares outstanding
and Chemical Intermediates segments                                               (thousands)                      50,340 50,331
and lower volumes for Acetate            The discussions with Degussa AG on    --------------------------------------------------
Products. Volumes increased for       the formation of a joint venture in                                         JUNE 30 DEC 31
Performance Products, Technical       Oxo products in Europe are on track,     IN (euro) MILLIONS                    2002   2001
Polymers Ticona and Acetyl Products   and we expect to conclude them and       ==================================================
when compared to the same quarter of  execute binding agreements before        Trade working capital (6)              745    687
last year.                            the end of this year. The formation      Total financial debt (7)               719    880
                                      of the joint venture will be subject     Net financial debt (8)                 691    832
   EBITDA excluding special charges   to approval by regulatory                Shareholders' equity                 2,158  2,210
decreased by 23% to (euro) 102        from  authorities in the EU.             Total assets                         6,344  7,064
million that                                                                   ==================================================
                                                                               (1) EARNINGS BEFORE INTEREST, TAXES, DEPRECIATION
                                                                                   AND AMORTIZATION EXCLUDING SPECIAL CHARGES
                                                                                   EQUALS OPERATING PROFIT PLUS DEPRECIATION &
                                                                                   AMORTIZATION PLUS SPECIAL CHARGES
                                                                               (2) EBITDA EXCLUDING SPECIAL CHARGES AS PERCENTAGE
                                                                                   OF NET SALES
                                                                               (3) BASIS OF PRESENTATION EFFECTIVE JANUARY 1,
                                                                                   2002, CELANESE ADOPTED STATEMENT OF FINANCIAL
                                                                                   ACCOUNTING STANDARDS ("SFAS") NO. 142,
                                                                                   "GOODWILL AND OTHER INTANGIBLE ASSETS"
                                                                               (4) PER-SHARE DATA ARE BASED ON WEIGHTED AVERAGE
                                                                                   SHARES OUTSTANDING IN EACH PERIOD
                                                                               (5) SPECIAL CHARGES EXCLUDING GOODWILL IMPAIRMENT
                                                                                   TAX AFFECTED USING A NOTIONAL 38 % TAX RATE
                                                                               (6) TRADE ACCOUNTS RECEIVABLE FROM 3RD PARTIES AND
                                                                                   AFFILIATES NET OF ALLOWANCE FOR DOUBTFUL
                                                                                   ACCOUNTS, PLUS INVENTORIES, LESS TRADE
                                                                                   ACCOUNTS PAYABLE TO 3RD PARTIES AND AFFILIATES
                                                                               (7) SHORT- AND LONG-TERM DEBT
                                                                               (8) TOTAL FINANCIAL DEBT LESS CASH & CASH
                                                                                   EQUIVALENTS
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Celanese Shareholder Letter
Second quarter 2002 in brief


   In the second quarter, we comple-      prices for acetic acid, vinyl          CONSOLIDATED STATEMENTS OF OPERATIONS
ted some strategic expansions. Con-       acetate monomer, and acetate esters                                            Q2      Q2
struction was completed on a new          decreased faster than raw material     IN (euro) MILLIONS                    2002    2001
plant for GUR(R)ultra high molecular      costs. This decline was partially      ==================================================
weight polyethylene, which will           offset by higher volumes for           NET SALES                            1,205   1,396
double North American capacity. Also      polyvinyl alcohol and vinyl acetate       Cost of sales                    (1,043) (1,190)
in the second quarter, additional         monomer and cost savings from          --------------------------------------------------
and more efficient production lines       restructuring and other efforts.       GROSS PROFIT                           162     206
for Vectra(R)liquid crystal polymers                                                Selling, general &
came on stream at our Shelby, North       CHEMICAL INTERMEDIATES                    administrative expense             (122)   (158)
Carolina plant.                                                                     Research & development
                                             In the second quarter of 2002,         expense                             (21)    (25)
   As of June 30, 2002, Celanese had      net sales of Chemical Intermediates       Special charges                      (3)      1
11,800 employees, compared to 13,000      decreased by 16% to (euro) 240            Foreign exchange gain                 3       2
a year ago.                               million (prices - 11%, currency -      --------------------------------------------------
                                          3%, volumes - 2%).                     OPERATING PROFIT                        19      26
   ACETYL PRODUCTS                                                                  Equity in net earnings of
                                             Pricing declined principally in        affiliates                            7       2
   In Acetyl Products, second             acrylate products due to continued        Interest expense                    (14)    (23)
quarter net sales decreased by 19%        industry oversupply and competitive       Interest & other income, net         20       8
to (euro) 491 million from the            pressure. Volumes were lower mainly    --------------------------------------------------
comparable period last year (prices       in oxo products as the second          EARNINGS BEFORE INCOME TAXES
- 20%, currency - 3%, volumes + 4%).      quarter of last year benefited from     FROM CONTINUING OPERATIONS             32      13
                                          temporary market shortages in Asia.       Income tax expense                  (10)     (3)
   Selling prices declined                Volumes in acrylates and specialties   --------------------------------------------------
significantly, following the              remained relatively flat.              EARNINGS FROM CONTINUING
downward trend in raw material                                                    OPERATIONS                             22      10
costs, especially those for natural          EBITDA excluding special charges       Gain on disposals of
gas. Volumes increased for polyvinyl      fell to a loss of (euro) 10 million       discontinued operations               0       2
alcohol and vinyl acetate monomer         from a profit of (euro) 16 million,    --------------------------------------------------
mainly in Asia while acetic acid          reflecting significant price           EARNINGS BEFORE CUMULATIVE
volumes were slightly lower.              declines and maintenance turn-          EFFECT OF CHANGE IN ACCOUNTING
                                          arounds in oxo products and             PRINCIPLE                              22      12
   EBITDA excluding special charges       acrylates. This decline was partly        Cumulative effect of change
declined by 13% to (euro) 61              mitigated by cost savings achieved        in accounting principle               0       0
million, as                               from restructuring.                    --------------------------------------------------
                                                                                 NET EARNINGS                            22      12
                                                                                    Adjustment for intangible
CONSOLIDATED BALANCE SHEET                          ACETATE PRODUCTS                amortization                                 22
                                   JUNE 30  DEC 31                               --------------------------------------------------
IN (euro) MILLIONS                    2002    2001     Acetate Products' net     NET EARNINGS ADJUSTED FOR
==================================================  sales in the second           INTANGIBLE AMORTIZATION                22      34
ASSETS                                              quarter of 2002 decreased    ==================================================
   Cash & cash equivalents              28      48  by 15% to (euro) 175
   Receivables, net                  1,263   1,216  million (volumes -11%,       TECHNICAL POLYMERS TICONA
   Inventories                         571     639  currency - 4%, prices
   Other current assets                109     144  flat).                          Net sales for Ticona declined by 2% to (euro)
   Investments                         474     566                               201 million compared to the second quarter last
   Property, plant & equipment,                        Volumes declined mainly   year (volumes + 6%, prices - 4%, currency - 4%).
   net                               1,777   2,036  on continued weakening
   Intangible assets, net            1,043   1,171  demand for acetate              The increase in volumes resulted primarily from
   Other non-current assets          1,079   1,244  filament from the U.S. and   higher sales to the automotive industry,
--------------------------------------------------  Asian textile industries     especially in the United States. Volumes in Europe
TOTAL ASSETS                         6,344   7,064  and interfiber               showed a slight improvement compared to a year
--------------------------------------------------  substitution. Volumes of     earlier, particularly in industrial end uses.
                                                    acetate flake, a primary     Global demand from the telecommunication and
LIABILITIES AND                                     raw material in acetate      electrical / electronic industries remained at low
SHAREHOLDERS' EQUITY                                filament and tow             levels. Competitive price pressure and a change in
   Short-term borrowings and                        production, also             product mix led to a decline in average selling
   current installments of long-                    decreased, while demand      prices.
   term debt                           127     267  for tow, which represents
   Accounts payable & accrued                       the majority of segment         EBITDA excluding special charges increased by
   liabilities                       1,260   1,502  sales, remained strong.      (euro) 15 million to (euro) 23 million, reflecting
   Other current liabilities           461     468                               lower raw material and energy costs and higher
   Long-term debt                      592     613     EBITDA excluding          volumes, slightly offset by costs related to a
   Other non-current liabilities     1,746   2,004  special charges decreased    maintenance turnaround and lower average pricing.
   Shareholders' equity              2,158   2,210  by (euro) 8 million to
==================================================  (euro) 25 million mainly
TOTAL LIABILITIES AND                               due to the lower volumes.
SHAREHOLDERS' EQUITY                 6,344   7,064
==================================================

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NEWS FROM THE BUSINESSESS

                                                                          SEGMENT PERFORMANCE

                                                                          SEGMENT NET SALES
 > NEW CREATIVE LOCATION FOR INNOVATIONS                                                                      Q2       Q2
                                                                          IN (EURO) MILLIONS                 2002     2001
   Ticona inaugurated its new Center for                                  -------------------------------------------------
Application Development and Marketing in Auburn Hills,                      Acetyl Products                   491      609
Michigan with an open-house event. Around 150 customers                     Chemical Intermediates            240      285
as well as local dignitaries were welcomed by the employees                 Acetate Products                  175      206
of Ticona's Marketing & Sales                                               Technical Polymers Ticona         201      205
organization, Celanese AG Chief                                             Performance Products              119      112
Operating Officer Dave Weidman                                            -------------------------------------------------
and Ticona President Stefan Sommer.    [ PICTURE OMMITED ]                SEGMENT TOTAL                     1,226    1,417
                                                                            Other activities                   18       30
   The spacious new building                                                Intersegment eliminations         (39)     (51)
provides more room for in-depth                                           -------------------------------------------------
consultations and training. With nearly twice the space                   TOTAL                             1,205    1,396
of the old building, the new facility accommodates testing                =================================================
equipment which was formerly housed elsewhere, improved test labs and a new assembling room for system components where
customers can develop products and applications behind
closed doors.                                                             SEGMENT EBITDA
                                                                          EXCLUDING SPECIAL CHARGES
                                                                                                              Q2       Q2
 > ONESAP IS ON TRACK                                                     IN (EURO) MILLIONS                 2002     2001
                                                                          -------------------------------------------------
   At the end of May, the Celanese Board of Management                    Acetyl Products                      61       70
approved the implementation of the next phase of the                      Chemical Intermediates              (10)      16
OneSAP project. OneSAP is a company-wide business                         Acetate Products                     25       33
initiative that is intended to improve Celanese's                         Technical Polymers Ticona            23        8
competitiveness by reducing costs and business process                    Performance Products                 24       17
complexity. Through OneSAP, Celanese will be able to                      -------------------------------------------------
standardize, simplify and unify many business processes                   SEGMENT TOTAL                       123      144
globally and thus strengthen the company's market                         Other activities                    (21)     (12)
position by improving efficiency. The project aims to                     -------------------------------------------------
reduce the number of different computer systems and                       TOTAL                               102      132
platforms from currently 13 to a minimum.                                 =================================================


 > CELANESE STRENGTHENS EUROPEAN MARKET POSITION FOR                      PERFORMANCE PRODUCTS
   FIRE RESISTANT FABRIC
                                                                             Performance Products' net sales rose 6% to (euro) 119
   Following considerable success in the U.S., Celanese                   million (volumes +17%, prices - 8%, currency -3%).
AG has strengthened its European market position for fire
resistant fabrics made of polybenzimidazole (PBI). PBI Gold                  Nutrinova sales increased mainly on higher
fabric is increasingly used as a protective outer shell                   volumes for Sunett(R) sweetener, while pricing
                               in clothing for fire fighters.             declined slightly. Trespaphan's oriented polypropylene
                               A major UK consortium has recently         film sales rose due to increased volumes in Europe
                               placed an order for around 9,000           and North America, supported by improved production
    [ PICTURE OMMITED ]        sets of fire-fighting gear made            efficiencies. Selling prices for Trespaphan products
                               of the material. Since its                 were negatively influenced by lower raw material costs
                               market launch in 1983, PBI,                and unfavorable currency effects.
                               produced exclusively by Celanese
Ventures, has become the material of choice for the majority                 EBITDA excluding special charges increased 41% to
of U.S. fire departments.                                                 (euro) 24 million due to the sales effects noted above.


                                                                          OUTLOOK

                                                                             Results for the first half of 2002 were somewhat
                                                                          better than anticipated. We continue to expect full-year
                                                                          EBITDA excluding special charges at a level approximating
                                                                          that of last year, providing global economic conditions
                                                                          do not worsen.

                                                                             Visibility concerning the economic outlook in our
                                                                          markets remains limited and indicators are mixed.
                                                                          We continue to
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Celanese Shareholder Letter
Second quarter 2002 in brief


---------------------------------------------------------------------------------   YOUR CONTACTS AT CELANESE AG

   Celanese on the Stock Exchange                                                   MEDIA RELATIONS
                                                                                    Ann Frechette
---------------------------------------------------------------------------------   Phone: ++1 / 908 / 598 4357
                                                                                    Fax: ++1 / 908 / 598 4465
--------------------------------                                                    Ann.Frechette@Celanese.com
                                    The quarterly closing low occurred on
chart omitted                       June 20th in Frankfurt at (euro) 21.60 and in   Ursula Tober
                                    New York on April 26th at US$ 20.28.            Phone: ++49 / 69 / 305 3737
--------------------------------                                                    Fax: ++49 / 69 / 305 84160
                                       At the end of June, Celanese had a total     U.Tober@Celanese.com
* (THE DOW CHEMICAL COMPANY /       of 50,343,274 shares outstanding, with an
UNION CARBIDE CORPORATION, DSM      additional 5,572,095 shares held in treasury.   Phillip Elliott
NV, EASTMAN CHEMICAL COMPANY,       During the quarter, approximately 14% or        Phone: ++49 / 69 / 305 33480
SOLUTIA INC., LYONDELL CHEMICAL     about 7 million of all outstanding shares       Fax: ++49 / 69 / 305 84160
CORPORATION, IMPERIAL CHEMICAL      were traded on the Frankfurt Xetra trading      P.Elliott@Celanese.com
INDUSTRIES PLC, METHANEX            platform and the New York Stock Exchange,
CORPORATION, RHODIA SA AND          with 32% of the 7 million traded in New         INVESTOR RELATIONS
MILLENNIUM CHEMICALS INC.)          York.                                           Michael Oberste-Wilms
                                                                                    Phone: ++49 / 69 / 305 83199
   During the second quarter,          Following the publication and presen-        Fax: ++49 / 69 / 305 83195
Celanese shares performed above     tation of our 2002 first quarter results        M.Oberste-Wilms@Celanese.com
a selected group of peer            on April 29th, management met with
companies and the German M-DAX      investors in Europe and North America           Andrea Stine
index. On May 20th, the share       and presented the company's strategy            Phone: ++1 / 908 / 522 7784
price recorded a quarterly          and business developments at an inter-          Fax: ++1 / 908 / 522 7583
closing high of (euro) 27.42 in     national chemical conference in the US.         A.Stine@Celanese.com
Frankfurt and of US$ 25.30 in
New York.                                                                           Oliver Stratmann
                                                                                    Phone: ++49 / 69 / 305 4139
                                                                                    Fax: ++49 / 69 / 305 83195
---------------------------------------------------------------------------------   O.Stratmann@Celanese.com

monitor the sustainability of improve-    efficiency improvements from our pro-     FURTHER INFORMATION
ment in U.S. automotive production and    ductivity initiatives.                 ---------------------------------------------------
see no signs that demand from the
telecommunications industry will                                                  On request, we would be pleased to send you our
improve this year. We expect continuing   Sincerely,                              detailed quarterly report and our 2001 annual
volatility in natural gas costs and                                               and financial reports.
unfavorable currency translation          /s/ Claudio Sonder
effects resulting from the weaker U.S.    -----------------------------------
dollar. Nevertheless, we expect           Claudio Sonder
continued cost reductions and             CHAIRMAN OF THE BOARD OF MANAGEMENT     Please write to:

FOOTNOTES
RESULTS UNAUDITED: The foregoing results, together with the adjustments made to   > Celanese AG
present the results on a comparable basis, have not been audited and are based      Frankfurter Strasse 111
on the internal financial data furnished to management. Accordingly, the            61476 Kronberg im Taunus
quarterly results should not be taken as an indication of the results of            Germany
operations to be reported by Celanese for any subsequent period or for the full fiscal year.
RESULTS ADJUSTED FOR DISCONTINUED OPERATIONS: The foregoing results exclude       You can also get in touch with us by phone or fax:
operations that have been discontinued. The results of these businesses are reflected in the interim balance sheets, income statements and statements of
cash flows as discontinued operations.                                            > Phone ++49 / 69 / 30 52 66 66
FORWARD-LOOKING STATEMENTS: Any statements contained in this report that are not  > Fax ++49 / 69 / 30 58 34 66 historical facts are forward-looking statements as defined in the U.S. Private
Securities Litigation Reform Act of 1995. Words such as "anticipate", "believe,"  Or contact us via e-mail:
"estimate," "intend," "may," "will," "expect," and "project" and similar expressions as they relate to Celanese or its management are intended to
identify such forward-looking statements. Investors are cautioned that            > pr@celanese.com
forward-looking statements in this report are subject to various risks and
uncertainties that could cause actual results to differ materially from           Please visit our web site:
expectations. Important factors include, among others, changes in general
economic, business and political conditions, fluctuating exchange rates, the      > www.celanese.com
length and depth of product and industry business cycles, changes in the price      You can download all of our publications from
and availability of raw materials, actions which may be taken by competitors,       our web site, where you can also find up-to-date
application of new or changed accounting standards or other government agency       information on Celanese.
regulations, the impact of tax legislation and regulations in jurisdictions in
which Celanese operates, the timing and rate at which tax credit and loss           The results for the third quarter will be
carryforwards can be utilized, changes in the degree of patent and other legal      published on October 29, 2002.
protection afforded to Celanese's products, potential disruption or interruption
of production due to accidents or other unforeseen events, delays in the            This shareholder letter is also available in
construction of facilities, potential liability for remedial actions under          German.
existing or future environmental regulations and potential liability resulting from pending or future litigation, and other factors discussed above. Many of the factors are macroeconomic in nature and are therefore beyond the control of management. The factors that could affect Celanese's future financial results are discussed more fully in its filings with the U.S. Securities and Exchange
Commission (the "SEC"), including its Annual Report on Form 20-F filed with the
SEC on March 7, 2002. Celanese AG does not assume any obligation to update these
forward-looking statements, which speak only as of their dates.                  ---------------------------------------------------

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